EXHIBIT 2

North American Palladium Ltd.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	September 30 2006	December 31 2005
	(unaudited)
Assets
Current Assets
Cash and cash equivalents - Note 7	$9,361	$15,031
Concentrate awaiting settlement, net - Note 2	65,079	37,453
Inventories	9,346	8,599
Crushed and broken ore stockpiles - Note 3	6,587	7,267
Other assets	2,251	2,344
	92,624	70,694

Mining interests, net	153,722	159,523
Mine restoration deposit - Note 4	7,931	7,247
Crushed and broken ore stockpiles - Note 3	277	239
Deferred financing costs	1,170	654
	$255,724	$238,357
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$16,267	$16,392
Taxes payable	315	386
Current portion of obligations under capital leases	2,096	2,323
Current portion of long-term debt - Note 5	6,461	6,664
Current portion of convertible notes payable - Note 6	11,450	—
Kaiser Francis credit facility - Note 5	—	13,407
	36,589	39,172

Mine restoration obligation	8,132	7,894
Obligations under capital leases	4,407	6,218
Long-term debt - Note 5	12,307	17,660
Convertible notes payable - Note 6	28,315	—
Future mining tax liability	—	202
	89,751	71,146
Shareholders’ Equity
Common share capital and common share purchase warrants - Note 7	338,456	325,592
Equity component of convertible notes payable, net of issue costs - Note 6	12,337	—
Contributed surplus	1,148	874
Deficit	(185,968)	(159,255)
	165,973	167,211
	$255,724	$238,357

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North American Palladium Ltd.
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Revenue from metal sales - Note 9	$41,431	$17,247	$108,442	$66,997
Operating expenses
Production costs, excluding amortization	30,305	25,639	82,905	75,048
and asset retirement costs
Smelter treatment, refining and freight costs	3,999	3,791	10,950	12,788
Amortization	9,004	4,597	20,139	14,104
Administrative	1,462	1,508	5,225	4,895
Exploration expense	2,576	1,721	7,259	4,226
Loss on disposal of equipment	—	6	194	6
Asset retirement costs	134	119	389	365
Total operating expenses	47,480	37,381	127,061	111,432

Loss from mining operations	(6,049)	(20,134)	(18,619)	(44,435)

Other expenses (income)
Accretion expense relating to convertible	3,692	—	6,152	—
notes payable - Note 6
Interest expense	1,503	632	3,621	1,878
Foreign exchange loss (gain)	74	(346)	(600)	(200)
Amortization of deferred financing costs	223	11	378	32
Write-off of deferred financing costs	—	—	504	—
Interest income	(146)	(408)	(609)	(1,336)
Total other expenses (income)	5,346	(111)	9,446	374

Loss before income taxes	(11,395)	(20,023)	(28,065)	(44,809)
Income tax expense (recovery)	(148)	(413)	(1,352)	(2,235)
Loss for the period	(11,247)	(19,610)	(26,713)	(42,574)

Deficit, beginning of period	(174,721)	(128,608)	(159,255)	(105,644)
Deficit, end of period	$(185,968)	$(148,218)	$(185,968)	$(148,218)

Loss per share
Basic	$(0.21)	$(0.38)	(0.51)	$(0.82)
Diluted	$(0.21)	$(0.38)	$(0.51)	$(0.82)

Weighted average number of shares outstanding
Basic	52,754,112	52,108,303	52,448,659	51,950,315
Diluted	52,754,112	52,108,303	52,448,659	51,950,315

North American Palladium Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months ended September 30		Nine Months ended September 30
	2006	2005	2006	2005
Cash provided by (used in) Operations
Loss for the period	$(11,247)	$(19,610)	$(26,713)	$(42,574)
Operating items not involving cash
Accretion expense relating to convertible notes payable	3,692	—	6,152	—
Amortization	9,004	4,597	20,139	14,104
Amortization of deferred financing costs	223	11	378	32
Accrued interest on convertible notes	547	—	942	—
Accrued interest on mine restoration deposit	—	—	(84)	—
Unrealized foreign exchange (gain) loss	10	(2,242)	(2,758)	(1,589)
Loss on disposal of equipment	—	6	194	6
Asset retirement costs	134	119	389	365
Future income tax expense (recovery)	(139)	(507)	(1,269)	(2,714)
Write-off of deferred financing costs	—	—	504	—
Stock based compensation and employee benefits	534	521	1,418	1,402
	2,758	(17,105)	(708)	(30,968)
Changes in non-cash working capital - Note 8(a)	(3,406)	5,885	(27,507)	33,156
	(648)	(11,220)	(28,215)	2,188
Financing Activities
Issuance of convertible notes	—	—	41,037	—
Increase in long term debt and credit facility	—	—	2,311	—
Deferred financing costs	—	—	(2,364)	—
Issuance of common shares	33	34	3,953	3,073
Repayment of long-term debt	(1,611)	(1,678)	(4,906)	(5,133)
Repayment of obligations under capital leases	(555)	(567)	(1,730)	(1,673)
Mine restoration deposit	—	(300)	(600)	(900)
	(2,133)	(2,511)	37,701	(4,633)
Investing Activities
Additions to mining interests	(4,072)	(9,504)	(15,156)	(23,295)

Decrease in cash and cash equivalents	(6,853)	(23,235)	(5,670)	(25,740)
Cash and cash equivalents, beginning of period	16,214	63,250	15,031	65,755
Cash and cash equivalents, end of period	$9,361	$40,015	$9,361	$40,015

Supplementary information - Note 8(b) and (c)

North American Palladium Ltd.

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2006
(expressed in thousands of Canadian dollars except per share and per ounce amounts)
(unaudited)

1.	Basis of Presentation

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company’s audited annual consolidated financial statements included in the Company’s annual report to shareholders for the year ended December 31, 2005. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2005.

Life-of-Mine Plan Review and Measurement Uncertainty of Mining Interests

During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company’s only operating mine. At this time, the most likely mine plan to be adopted is being reviewed and the carrying value of the Company’s mining interests has been reviewed based upon this likely mine plan and the Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

Arctic Platinum Project

On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project (“APP”) located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45,000 (for a 60% interest) through the issuance of the Company’s common shares (approximately 9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006. As at September 30, 2006, the Company has incurred $3,891 (US$3,489) in expenditures on the APP and these costs have been charged to exploration expense.

2.	Concentrate Awaiting Settlement

The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by third-party smelters between March 2006 and September 2006, which are in-process at the balance sheet date. At September 30, 2006, concentrate awaiting settlement included 108,346 ounces of palladium (December 31, 2005 - 65,905) of which 4,850 ounces of the 9,004 ounces of pre-production from the underground mine which is not recognized as revenue but as a reduction of the cost to develop the underground mine. Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from two domestic customers at September 30, 2006 and the Company expects full realization will occur on such receivables.

3.	Crushed and Broken Ore Stockpiles

Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.	Mine Restoration Deposit

The Company has established a mine closure plan for the eventual clean-up and restoration of the mine site in conjunction with the Ontario Ministry of Northern Development and Mines (the “Ministry”), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At September 30, 2006, the Company had $7,931 on deposit with the Ministry which includes accrued interest of $401 and is not required to make further contributions to the Trust Fund. The funds on deposit bear interest at current short-term deposit rates.

5.	Long-Term Debt and Credit Facility

The Company’s long-term debt, is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 250 basis points, or 7.87% at September 30, 2006. As at September 30, 2006, the outstanding long-term debt, including current and long-term portions was $18,768 The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

Kaiser-Francis Oil Company’s (“KFOC”), the Company’s significant shareholder, credit facility maturing on June 30, 2006 was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (also refer to Note 6).

On October 12, 2006 the Company closed a transaction with KFOC for a US$5 million short-term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30 day Libor plus 2.5% per annum. The Company paid a commitment fee of US$37,500 and amounts not drawn under the loan are subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. As at November 13, 2006, the Company had not drawn down on the loan facility.

6.	Convertible Notes Payable

September 30, 2006

Series I convertible notes (principal amount US$35 million, maturing August 1, 2008)	$27,966
Series II convertible notes (principal amount US$13.5 million, maturing December 1, 2008)	11,799
39,765
Less: current portion	(11,450)
$28,315

On March 29, 2006, the Company issued US$35,000 (C$41,037) aggregate principal amount of Series I convertible notes (the “Series I Notes”) due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the “Offering”) consists of up to US$58,500 principal amount of notes. The Offering was to KFOC and an institutional investor (the “Purchasers”). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the “SPA”) among the Company and the Purchasers.

The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until March 29, 2010.

The Company, at its option, had the right to sell to KFOC up to US$13,500 principal amount of Series II Notes (a second tranche) on or before June 30, 2006, which would be used to repay the loan under the existing KFOC credit facility (refer to note 5). On June 23, 2006, the Company exercised this right and issued to KFOC US$13,500 aggregate principal amount of Series II Notes, due December 1, 2008. The Series II Notes are convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Notes, with each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until June 23, 2010.

The Purchasers have the option to acquire an additional US$10,000 principal amount of notes (a third tranche) on or before December 31, 2006.

The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the conversion price, the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

The convertible notes contain customary covenants, including restrictions on the Company incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The convertible notes are unsecured but contain customary anti-dilution protection as well as adjustments in the event that the Company issues common shares or securities convertible into common shares at a purchase price per common share less than the conversion price. The warrants contain similar anti-dilution protection.

Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Notes proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $3,692 during the three months ended September 30, 2006 of which $910 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at September 30, 2006.

The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Notes carry an effective interest rate of 28%.

The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the notes.

The estimated issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components will be amortized on an effective yield basis over the term of the convertible notes.

7.	Common Share Capital and Common Share Purchase Warrants

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

(a) Common shares and common share purchase warrants:

	September 30, 2006
	Shares	Amount
Common shares issued, beginning of period	52,197,217	$325,592
Common shares issued:
Pursuant to stock options exercised	130,088	907
Fair value of stock options exercised	—	146
To group registered retirement savings plan participants	79,130	852
For interest payments on convertible notes payable	110,484	943
Private placement - flow through shares (net)	270,000	3,045
Tax effect of flow-through shares	—	(1,067)
Common shares issued, end of period	52,786,919	330,418

Common share purchase warrants - Note 7b
Balance, beginning of period	—	—
Issued pursuant to terms of Series I convertible notes, net of issue costs	1,436,782	6,238
Issued pursuant to terms of Series II convertible notes, net of issue costs	554,187	1,800
	1,990,969	8,038
Balance, end of period		$338,456

The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced. In June 2006, the Company issued 270,000 flow-through shares for gross proceeds of $3,300 which must be spent on qualifying expenditures prior to December 31, 2007. As at September 30, 2006, the Company has spent $693 on qualifying expenditures.

 (b) Common Share Purchase Warrants

Pursuant to the terms of the securities purchase agreements governing the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,436,782	US$13.48	March 29, 2010
554,187	US$13.48	June 23, 2010

(c)	Restricted Share Unit Plan

Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means an equivalent in value to the fair market value of a common share of the Company on the date of the award. As at September 30, 2006, 40,000 restricted share units are outstanding. The fair value of the restricted share units as at September 30, 2006 is $8.10 per unit and $140 has been charged to compensation expense for the nine months ended September 30, 2006.

(d)   Corporate Stock Option Plan

The following summary sets out the activity in outstanding common share stock options for the nine months ended September 30, 2006:

	September 30, 2006
	Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	563,638	$11.09
Granted	65,000	8.15
Exercised	(130,088)	6.97
Cancelled	(131,450)	13.22
Outstanding, end of period	367,100	$10.25
Options exercisable, end of period	132,967	$10.97

The Company recognized a stock based compensation expense of $457 for the nine months ended September 30, 2006 (2005 - $508).

8.	Statement of Cash Flows

 (a)  The net changes in non-cash working capital balances related to operations are as follows:

	Three Months ended September 30		Nine Months ended September 30
	2006	2005	2006	2005
Cash provided by (used in):
Concentrate awaiting settlement	$(4,908)	$5,431	$(27,626)	$35,116
Inventories and stockpiles	569	1,084	368	652
Other assets	(746)	(1,261)	93	(581)
Accounts payable and accrued liabilities	1,493	117	(271)	(2,000)
Taxes payable	186	514	(71)	(31)
	$(3,406)	$5,885	$(27,507)	$33,156

(b)
On June 23, 2006, the Company, in a non cash transaction, issued Series II convertible notes with an aggregate principal value of US$13,500 to KFOC to repay the US$13,500 outstanding under the credit facility with KFOC, due to mature on June 30, 2006 (also refer to Note 6).

(c)	During the nine months ended September 30, 2006, mining interests were acquired at an aggregate cost of $15,156 (2005 - $29,886).

9.	Revenue from Metal Sales

	Three Months ended September 30		Nine Months ended September 30
	2006	2005	2006	2005
Palladium	$18,398	$7,734	$47,674	$29,036
Adjustments for mark-to-market	1,345	(265)	3,785	419
Nickel	9,075	2,723	20,244	12,246
Platinum	5,763	3,569	17,794	13,170
Gold	2,403	1,313	6,643	5,004
Copper	4,186	2,005	11,531	6,154
Other metals	261	168	771	968
	$41,431	$17,247	$108,442	$66,997

10.	Commitments

The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company’s revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any contracts in place.

11.	Comparative Period Figures

Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.